SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2011
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

CORPORATE TAXPAYER’S ID (CNPJ): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration No.1431 - 1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND THIRTY SECOND

ORDINARY MEETING OF THE BOARD OF DIRECTORS

1. VENUE: Rua Coronel Dulcídio, 800, Curitiba, State of Paraná. 2. DATE AND TIME: March 23, 2011 – 2:30 p.m.. 3. PRESIDING BOARD: MAURICIO SCHULMAN – Chairman, LINDOLFO ZIMMER – Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS MADE:

  the 2010 Annual Report of the Audit Committee was approved;
  the 2010 Annual Management Report, the Balance Sheet and other financial statements for the year 2010 were approved and submitted to the approval of the Annual General Meeting, which was called to be held on April 28, 2011; the studies and expectation to generate a positive calculation base in an amount sufficient to realize tax credits, according to CVM Rule 371/2002, were also approved;

II.1 – the proposal of the Board of Executive Officers for the allocation of net income for the year 2010 was approved for the payment of profit sharing and productivity incentives, including in compliance with ICPC 10; and

   the appointment of Copel’s representatives for the companies in which the Company holds an interest was approved and ratified;

5. ATTENDANCE: MAURICIO SCHULMAN – Chairman, LINDOLFO ZIMMER – Secretary, LUIZ ANTONIO RODRIGUES ELIAS, JORGE MICHEL LEPELTIER, JOÃO CARLOS FASSINA, JOSE RICHA FILHO, IVAN LELIS BONILHA, PAULO PROCOPIAK DE AGUIAR, and JOAQUIM ANTONIO GUIMARÃES DE OLIVEIRA PORTES – Chairman of the Fiscal Council.

The full Minutes of the 132nd Ordinary Board of Director’s Meeting of Copel were drawn up in the Company’s Book no. 06 registered at the Paraná State Trade Registry under no. 05/095391-5 on May 08, 2005.

LINDOLFO ZIMMER

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 24, 2011

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.